Exhibit 99.2

SCAN TO
VIEW MATERIALS & VOTE

EVERBRIGHT DIGITAL HOLDING LTD.
UNIT 1A, 10/F, C-BONS INTERNATIONAL CENTRE
108 WAI YIP STREET
KWUN TONG, HONG KONG

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on September 29, 2025. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on September 29, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V79573-Z91161

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

EVERBRIGHT DIGITAL HOLDING LTD.

The Board of Directors recommends you vote "FOR" the following proposals:

		For	Against	Abstain
1.	Share Consolidation - (a) conditional upon the approval of the board of directors of the Company (the "Board") in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the Meeting as the Board may determine (the "Effective Date"): (i) the authorised, issued, unissued and outstanding shares of the Company (collectively, the "Shares"), to be consolidated by consolidating each 50 Shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 5, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company's memorandum and articles of association (the "Share Consolidation"); (ii) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and (iii) any change to the Company's authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and (b) any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all other acts and things as such director or officer of the Company considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Share Consolidation, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidation.	☐	☐	☐
2.	Adoption of Amended and Restated Memorandum and Articles of Association - It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, to approve the adoption of an amended and restated memorandum and articles of association of the Company, in substitution for and to the exclusion of, the then effective memorandum and articles of association of the Company, to reflect the Share Consolidation.	☐	☐	☐
3.	Adjournment of the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by proposal one and proposal two - It is resolved as an ordinary resolution, to adjourn the Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve the proposals described above (the "Adjournment Proposal").	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice of meeting is available at www.proxyvote.com. V79574 - Z91161 EVERBRIGHT DIGITAL HOLDING LTD. ANNUAL MEETING OF SHAREHOLDERS SEPTEMBER 30, 2025 11:00 AM HK TIME THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) Leung Chun Yip, Chief Executive Officer, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) Stock of EVERBRIGHT DIGITAL HOLDING LTD . that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 11 : 00 AM HK Time, on September 30 , 2025 , at Unit 1 A, 10 /F, C - Bons International Centre, 108 Wai Yip Street, Kwun Tong, Hong Kong, and any adjournment or postponement thereof . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations . Continued and to be signed on reverse side